# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 707 Cayman Holdings Limited, CIK 0002018222
CUSIP: G8071C103
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: 5/F., AIA Financial Centre, 712 Prince E, San Po Kong, Kowloon, Hong Kong, Hong Kong (K3), Hong Kong
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002092464

## Reporting persons
- JME International Holdings Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 15,612,000; shared voting power 0; sole dispositive power 15,612,000; shared dispositive power 0; aggregate amount beneficially owned 15,612,000 (59.271% of the class)
  Comment: (1) Percentage calculation is based on 26,340,000 ordinary shares issued and outstanding as reported on a Form S-8 filed by the issuer on June 17, 2025

## Item 1. Issuer
Name of issuer: 707 Cayman Holdings Limited
Address of issuer's principal executive offices: 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong, K3

## Item 2. Person Filing
Name of person filing: JME International Holdings Limited
Address of principal business office or, if none, residence: 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong
Citizenship: BVI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,612,000
Percent of class: 59.271%
Sole power to vote or to direct the vote: 15,612,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,612,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JME International Holdings Limited: /s/ Cheung Lui, Cheung Lui, Director (10/27/2025)